

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Berndt Modig
Chief Executive Officer
Pharvaris N.V.
Emmy Noetherweg 2
2333 BK Leiden

      Re: Pharvaris N.V.
          Registration Statement on Form F-3
          Filed August 7, 2023
          File No. 333-273757

Dear Berndt Modig:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Jennifer Lee, Esq.